UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On February 28, 2017, Iao Kun Group Holding Company Limited (the “Company”), completed the acquisition contemplated by the stock purchase agreement (the “Purchase Agreement”) dated as of February 7, 2017 between the Company and Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”). LiNiu Network is a software technology development company that is currently developing an electronic B2C, C2C and O2O trading platform focused on the Chinese agricultural industry. At the closing, the Company acquired a 51% equity interest in Jia-Heng.

As consideration for the acquisition, the Company issued 12,484,000 ordinary shares at the closing. In addition, pursuant to a profit guarantee agreement between the Company, LiNiu Network and Mr. Wang Shun Yang (the “Profit Guarantee Agreement”), the Company will make certain cash payments to the minority owners of LiNiu Network only if the after-tax income for LiNiu Network is equal to or in excess of the after-tax income specified in the below table (note, U.S. values based on February 3, 2017 exchange rate of $1 = RMB6.88):

Year	Income after-tax	Cash payment

2017	RMB20 million (US $2.9 million)	RMB5,412,000 (US $0.8 million)

2018	RMB80 million (US $11.6 million)	RMB21,648,000 (US $3.1 million)

2019	RMB300 million (US $43.6 million)	RMB81,182,000 (US $11.8 million)

2020	RMB500 million (US $72.7 million)	RMB135,303,000 (US $19.7 million)

2021	RMB700 million (US $101.7 million)	RMB189,425,860 (US $27.5 million)

Total	RMB1.6 billion (US $232.6 million)	RMB432,970,860 (US $62.9 million)

Cash will be paid to the minority owners of LiNiu Network only when the after-tax income target is met or exceeded. The targets will be reviewed yearly and in aggregate at the end of the fifth year. For example, if the aggregate after-tax income target is met after the fifth year, the aggregate cash payment will be RMB432,970,860, even if all of the other after-tax income targets from 2017-2020 were not met. As a counterexample, if the after-tax income targets for 2017 and 2018 are met and the targets from 2019, 2020 and 2021 are not met (with the aggregate after-tax income also under the target of RMB1,600,000,000), then the current owners of LiNiu Network would only receive the cash payments for 2017 and 2018 (a total of RMB 27,060,000 or U.S. $3.9 million).

Effective as of March 1, 2017, the Company effected several changes to its management and Board of Directors. Mr. Lam Chou In, Chief Operating Officer of the Company, has been promoted to co-Chief Executive Officer, responsible for the Macau gaming business. In addition, Mr. Wang Shun Yang has been appointed as co-CEO and a member of the Board of Directors, and will be responsible for the Company’s Chinese technology industry development. Finally, Mr. Fong Weng Nam has been appointed as the Company’s new Chairman of the Board of Directors. Mr. Lam Man Pou resigned as Chairman of the Company’s Board of Directors, and Mr. Vong Hon Kun resigned as CEO and a director. Both Mr. Lam and Mr. Vong will remain as Chief Marketing Officer and Chief Operating Officer of the Company, respectively.

Mr. Wang, age 40, is the founder of LiNiu Network and has been developing its agricultural electronic trading platform since 2013. Prior to founding LiNiu Network from 2011 to 2013, he acted as Chief Consultant and led the industrial design, planning, investment and integration of the “Yunnan Agricultural Science and Technology Park,” which was jointly organized by the Ministry of Agriculture and Yunnan Province, to establish a systematic supply chain for the agricultural industry in the Park and the integration of industry and financial capital.

Mr. Fong, age 58, is a businessman that has been engaged in investment, real estate development and Macau’s gaming business for over 20 years. Mr. Fong currently is the Member of Jinwan Committee of Zhuhai of Chinese People’s Political Consultative Conference; Vice President of Hong Kong and Macao and Taiwan Cultural Exchange Association; Vice President of Macao Chong San Seak Kei Friendship Association and Chief Supervisor of Macao Henan Association.

The foregoing description of each of the Purchase Agreement, the Profit Guarantee Agreement and the related transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Purchase Agreement filed as Exhibit 10.1 hereto and the Profit Guarantee Agreement filed as Exhibit 10.2 hereto. A copy of the press release relating to the acquisition is filed as Exhibit 99.1 hereto.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1 *	Stock Purchase Agreement dated February 7, 2017 between Iao Kun Group Holding Company Limited and Jia-Heng Industrial Ltd.

10.2 *	Profit Guarantee Agreement dated February 7, 2017 between Iao Kun Group Holding Company Limited, Guangzhou LiNiu Network Technology Co. Ltd. and Mr. Wang Shun Yang.

99.1	Press Release dated March 1, 2017.

99.2 +	Financial Statements of Jia-Heng Industrial Ltd.

* Incorporated by reference to the corresponding exhibit number in the Company’s Form 6-K filed on February 13, 2017.

+ To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 3, 2017	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai Title: Chief Financial Officer